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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                                FOR APRIL 4, 2003

                      ------------------------------------

                          COMMISSION FILE NUMBER 1-7953


                                RIO ALGOM LIMITED
                 -----------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


  66 WELLINGTON STREET WEST, SUITE 3600
       TORONTO, ONTARIO, CANADA                                         M5H 1N6
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                              (ZIP CODE)


                                 (416) 868-7544
              ----------------------------------------------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F [ ]     Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):  Yes [ ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    Yes [ ]     No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


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Submitted with this Form 6-K are the following documents:

         Rio Algom Limited press release dated March 25, 2003 concerning the proposed sale of its 25% equity interest in the Alumbrera copper-gold mine in Argentina.

         Material Change Report dated April 4, 2003 filed by Rio Algom Limited with Canadian securities regulatory authorities concerning the proposed sale


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                                RIO ALGOM LIMITED

                                  PRESS RELEASE



Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, announced today that Wheaton River Minerals Ltd., acting through its wholly owned subsidiary Wheaton River (Cayman Islands) Ltd. ("Wheaton"), has agreed to purchase Rio Algom's 25% equity interest in the Alumbrera copper-gold mine in Argentina for a purchase price of US$180 million. Not less than US$130 million of the purchase price will be payable on closing. Payment of up to US$50 million of the purchase price may be deferred by Wheaton until May 30, 2005. Any deferred payment will bear interest at LIBOR plus 2% and will be secured by the interests in Alumbrera acquired by Wheaton.

The transaction is subject to the receipt of required regulatory and other consents, approvals and releases, including from the lenders to the Alumbrera Project.

Closing is scheduled for June 3, 2003.

Wheaton recently acquired a 25% equity interest in Alumbrera from Rio Tinto Plc. Prior to Wheaton having acquired Rio Tinto's interest, Northern Orion Explorations Limited made an offer to purchase Rio Algom's 25% equity interest in Alumbrera. In accordance with the terms of its Shareholder Agreement with Rio Tinto, Rio Algom was required to offer its equity interest to Rio Tinto. As a result of Rio Tinto assigning its equity interest in Alumbrera to Wheaton, Wheaton became entitled to accept Rio Algom's offer.

For further information contact Francis McAllister at 713-961-8625.

March 25, 2003


                  FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

         This press release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements in this press release regarding the expected date of closing of the transaction, any other effect, result or aspect of the proposed transaction and any other future statements, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs, delays, and any other difficulties related to the transaction, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Accordingly, readers should not place undue reliance on forward-looking statements.

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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)


ITEM 1 - REPORTING ISSUER:

         Rio Algom Limited
         c/o Fasken Martineau DuMoulin LLP
         66 Wellington Street West
         Suite 4200, Toronto-Dominion Bank Tower
         Toronto-Dominion Centre
         Toronto, Ontario
         M5K 1N6

ITEM 2 - DATE OF MATERIAL CHANGE:


         March 25, 2003


ITEM 3 - PRESS RELEASE:

         A press release with respect to the material change described herein was issued on March 25, 2003 through the Canada Newswire Service in Toronto, Ontario.


ITEM 4 - SUMMARY OF MATERIAL CHANGE:

         Wheaton River Minerals Ltd., acting through its wholly owned subsidiary Wheaton River (Cayman Islands) Ltd., has agreed to purchase Rio Algom's 25% equity interest in the Alumbrera copper-gold mine in Argentina for a purchase price of US$180 million. Not less than US$130 million of the purchase price will be payable on closing. Payment of up to US$50 million of the purchase price may be deferred by Wheaton until May 30, 2005. Any deferred payment will bear interest at LIBOR plus 2% and will be secured by the interests in the Alumbrera Project acquired by Wheaton. Completion of the transaction is subject to the satisfaction of certain conditions as described below.



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ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE:

         Rio Algom and Wheaton River (Cayman Islands) Ltd. ("Wheaton"), a wholly owned subsidiary of Wheaton River Minerals Ltd., each hold a 50% equity interest in Musto Explorations (Bermuda) Limited ("MEB"), which in turn owns a 50% equity interest in Minera Alumbrera Limited ("MAA"), the owner of the Alumbrera copper-gold mine in Argentina.

         Wheaton has agreed to purchase Rio Algom's shares of MEB, all subordinated loan indebtedness owing to Rio Algom and its affiliates by MAA and the other rights of Rio Algom and its affiliates in relation to the Alumbrera Project (collectively, "Rio Algom's Ownership Interest in Musto") for an aggregate purchase price of US $180 million and a portion of the subordinated loan interest accrued or payable after March 24, 2003 and prior to closing (the "Purchase Price"). Not less than US$130 million of the Purchase Price will be payable on closing. Payment of up to US$50 million of the Purchase Price may be deferred by Wheaton until May 30, 2005. However, should Wheaton be able to raise the required financing for the full Purchase Price or for an amount greater than US$130 million, Wheaton is obligated to fund the full Purchase Price or such greater amount of the Purchase Price, as applicable, on closing. Any deferred payment will bear interest at LIBOR plus 2% and will be secured by a pledge of Rio Algom's Ownership Interest in Musto or other security satisfactory to Rio Algom.

         On closing, Wheaton will assume all of the liabilities and obligations of Rio Algom in relation to MEB, MAA, the Alumbrera Project and the financing provided to MEB and MAA to fund development and operation of the Alumbrera Project (the "MAA Financing").

         Closing is scheduled for June 3, 2003, with an effective date of April 2, 2003. Interest payments which have accrued or become payable to Rio Algom after March 24, 2003 and prior to closing in respect of the subordinated loan indebtedness of MAA to Rio Algom and its affiliates will be payable 75% to Rio Algom and 25% to Wheaton.

         Completion of the sale of Rio Algom's Ownership Interest in Musto is subject to the following conditions and such other conditions as may be customary for transactions of this nature:

         (a) Rio Algom and Wheaton shall have entered into assignment, assumption, and transfer documents, in form and substance satisfactory to the recipient;

         (b) all necessary third party consents, including the consents of lenders to MAA, shall have been obtained;

         (c) Wheaton and Rio Algom shall have received all governmental, regulatory, board (including approval of the board of Rio Algom's ultimate parent company, BHP Billiton) and internal approvals required for the transactions contemplated herein;

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         (d)    all conditions to the sale of Rio Algom's Ownership Interest in
                Musto set forth in the MAA Shareholders Agreement with MIM Holdings Limited, the indirect owner of the remaining 50% of MAA, shall have been complied with; and

         (e) Rio Algom and its affiliates shall have received releases in form and substance satisfactory to Rio Algom, of all liabilities and obligations of Rio Algom and its affiliates in respect of MEB, MAA, the Alumbrera Project and the MAA Financing.

         Wheaton recently acquired a 25% equity interest in Alumbrera from Rio Tinto plc. Prior to Wheaton having acquired Rio Tinto's interest, Northern Orion Explorations Limited made an offer to purchase Rio Algom's 25% equity interest in Alumbrera. In accordance with the terms of its Shareholder Agreement with Rio Tinto, Rio Algom was required to offer its equity interest to Rio Tinto. As a result of Rio Tinto assigning its equity interest in Alumbrera to Wheaton, Wheaton became entitled to accept Rio Algom's offer.

         Rio Algom's investment in Alumbrera is accounted for on an equity basis. Rio Algom's net investment in Alumbrera (inclusive of loans) was US$219 million at June 30, 2002 and US$223 million at December 31, 2002. Its share of net earnings of MAA was US$13 million for the 12 months ended June 30, 2002 and was US$6 million for the 6 month period ending December 30, 2002. Rio Algom's share of Alumbrera production was 106 million pounds of copper and 184,000 ounces of gold for the year ended June 30, 2002 and 54 million pounds of copper and 86,000 ounces of gold for the 6 months ended December 31, 2002.


ITEM 6 - RELIANCE ON CONFIDENTIALITY SECTIONS OF THE SECURITIES ACTS:

         Not applicable.


ITEM 7 - OMITTED INFORMATION:

         Not applicable.


ITEM 8 - SENIOR OFFICERS:

         For further information, please contact Peter de Zwart (713-961-8237).

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ITEM 9 - STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.


         SIGNED at Houston, Texas, U.S.A. this 4th day of April, 2003.


                                       RIO ALGOM LIMITED



                                       By:    "P. de Zwart"
                                              ----------------------------------
                                       Name:  Peter de Zwart
                                       Title: Secretary

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2003                                      RIO ALGOM LIMITED
                                                           (REGISTRANT)

                                                         By:  "P. de Zwart"
                                                              ------------------
                                                         Name:  Peter de Zwart
                                                         Title: Secretary